OMB APPROVAL
OMB Number: 3235-0167
UNITED STATES	Expires: November 30, 2010
SECURITIES AND EXCHANGE COMMISSION	Estimated average burden
Washington, D.C.20549	hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	333-127442

SMART MODULAR TECHNOLOGIES (WWH), INC.
(Exact name of registrant as specified in its charter)

4211 Starboard Drive
 Fremont, CA 94538
(510) 623-1231
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Senior Secured Floating Rate Exchange Notes due 2012
(Title of each class of securities covered by this Form)

Ordinary Shares, par value $0.00016667 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

 Approximate number of holders of record as of the certification or notice date:     13

   Pursuant to the requirements of the Securities Exchange Act of 1934, SMART Modular Technologies (WWH), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2008	By:	/s/ Michael Gennaro
Michael Gennaro, Interim Chief Financial Officer

  Instruction: This form is required by Rules 12g.-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file  with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.
  The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
SEC 2069(02-08)	a currently valid OMB control number.